SEC FILE NUMBER
033-74194-01

CUSIP NUMBER
759576AE1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Remington Arms Company, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

870 Remington Drive

P.O. Box 700

Address of Principal Executive Office (Street and Number)

Madison, NC 27025-0700

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Remington Arms Company, Inc. (“Remington”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2007 within the prescribed time period due to unforeseen delays in the collection and review of information and documents affecting disclosures required to appear in the Quarterly Report on Form 10-Q. Specifically, Remington needs additional time to incorporate its preliminary analysis of the accounting and disclosure issues created by the “push-down” of its purchase price allocation related to the sale of its parent company, RACI Holding, Inc. (“Holding”), to American Heritage Arms, LLC (“AHA”) on May 31, 2007. Accordingly, Remington requires additional time to compile the information necessary to accurately complete its Quarterly Report on Form 10-Q. This delay in the filing of Remington’s Quarterly Report on Form 10-Q could not have been avoided without unreasonable effort or expense. Remington expects to file its Quarterly Report on Form 10-Q within the time period provided for by the filing of this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Stephen P. Jackson, Jr.	336	548-8833
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes No ☐
The registrant is a voluntary filer and voluntarily files its periodic reports with the Commission..
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 31, 2007, Holding, the sole stockholder of Remington, was sold to AHA (an affiliate of Cerberus Capital Management, L.P.) pursuant to a stock purchase agreement dated as of April 4, 2007 (the “Stock Purchase Agreement”) between Holding, its stockholders and deferred stockholders, and the Holding stock option holders (the “Acquisition”).

In accordance with the guidelines set forth in Staff Accounting Bulletin Topic 5J, the purchase price paid by AHA in the Acquisition plus related purchase accounting adjustments are in the process of being “pushed-down” and recorded in Remington’s financial statements as of May 31, 2007 and for the period June 1, 2007 to June 30, 2007. This resulted in a new basis of accounting reflecting the fair market value of Remington’s assets and liabilities for the “successor” period beginning June 1, 2007 and is expected to result in a significant change in the results of operations for the quarterly period ended June 30, 2007 as compared to the quarterly period ended June 30, 2006 because the information for all “predecessor” periods prior to the Acquisition is expected to be presented using Remington’s historical basis of accounting. At this time, a reasonable estimate of the results for the quarterly period ended June 30, 2007 cannot be made because both Remington management and Remington’s independent registered public accounting firm are still in the process of reviewing and analyzing the impact of “push-down” accounting on the predecessor and successor periods.

Cautionary Information Regarding Forward-looking Statements

This Form 12b-25 includes certain “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements involve uncertainties and risks and can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “may”, “should”, “will”, or “expects” or the negative or variations thereof. There can be no assurance that actual results will not differ from Remington’s expectations. Remington’s management team is still compiling Remington’s financial statements and Remington’s independent registered public accounting firm is still in the process of completing a SAS 100 review and, as such, Remington’s disclosures may continue to be subject to change during the extended time period provided by the filing of this Form 12b-25. Remington disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report, except as required under the federal securities laws.

Remington Arms Company, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2007	By	/s/ Stephen P. Jackson, Jr.

Stephen P. Jackson, Jr.
Chief Financial Officer, Treasurer and Corporate Secretary